Ripe! LLC

(a California LLC)

Unaudited Financial Statements

As of the date of inception May 5, 2026

Reviewed by

Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Ripe! LLC

Table of Contents

Independent Accountant's Review Report

June 25, 2026
To: The Prospective Investors and Members of Ripe! LLC
Re: Inception Financial Statement Review– Ripe! LLC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Ripe! LLC , which comprise the balance sheets as of the date of inception May 5, 2026, and the related statements of income, changes in members' equity, and cash flows for the date then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Ripe! LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 25, 2026

Ripe! LLC
BALANCE SHEET
As of May 5, 2026 (Inception Date)
(Unaudited)

ASSETS		
Current Assets		
Cash	$	-
Total Current Assets		-
Total Assets	**$**	**-**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	$	2,000
Total Current Liabilities		**2,000**
Members' Equity		
Capital contributions		27,830
Accumulated deficit		(29,830)
Total Members' Equity		**(2,000)**
Total Liabilities and Members' Equity	**$**	**-**

The accompanying footnotes are an integral part of these financial statements.

Ripe! LLC
STATEMENT OF OPERATIONS
As of May 5, 2026 (Inception Date)
(Unaudited)

Revenue	$	-
Operating Expenses		
Production expenses		92,704
Professional services		7,000
Advertising and marketing		3,221
Taxes and licenses		890
Other expenses		470
Total Operating Expenses		**104,285**
Other Income		
Donation Income	**$**	**74,455**
Net Loss	**$**	**(29,830)**

The accompanying footnotes are an integral part of these financial statements.

Ripe! LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
As of May 5, 2026 (Inception Date)
(Unaudited)

	Capital Contributions		Retained Earnings/ (Accumulated Deficit)		Total Members' Equity	
Beginning Balance	$	-	$	-	$	-
Capital contribution		27,830	$	-		**27,830**
Net loss		-		(29,830)		**(29,830)**
Balance as of May 5, 2026 (Inception)	**$**	**27,830**	**$**	**(29,830)**	**$**	**(2,000)**

The accompanying footnotes are an integral part of these financial statements.

Ripe! LLC
STATEMENT OF CASH FLOWS
As of May 5, 2026 (Inception Date)
(Unaudited)

Cash Flows from Operating Activities		
Net Loss	$	(29,830)
Changes in operating assets and liabilities:		
Accounts payable		2,000
Net cash provided by (used in) operating activities		**(27,830)**
Cash Flows from Financing Activities		
Capital contributions		27,830
Net cash provided by financing activities		**27,830**
Net change in cash		**-**
Cash at beginning of year		-
Cash at end of year	**$**	**-**
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

Ripe! LLC
NOTES TO FINANCIAL STATEMENTS
AS OF MAY 5, 2026 (DATE OF INCEPTION)
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Ripe! LLC (the "Company," "we," "us," or "our") was organized in California on May 5, 2026, to develop, finance, produce, and exploit the feature film RIPE!. Since inception, the Company's activities have primarily focused on project development, financing initiatives, production planning, establishment of legal and accounting infrastructure, and preparation for a planned securities offering.

The Company is currently in the development and financing stage. Principal photography has not yet commenced, and no operating revenues have been generated to date.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash

As of the date of inception, the Company had not yet opened its bank account (see Note 7). As of May 5, 2026, the Company has no cash.

Accounts Payable

Accounts payable represent obligations to vendors and service providers for services received in the ordinary course of business. These balances are recorded at cost, which approximates fair value, and are classified as current liabilities in the accompanying financial statements.

Accounts payable are generally non-interest bearing and are settled within the agreed payment terms. Management monitors outstanding payables to ensure timely settlement and considers all amounts to be payable within the normal operating cycle.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of May 5, 2026.

Other Income - Donations

The Company may receive donations or sponsorship support from individuals or organizations to assist with project development and production activities. In accordance with U.S. GAAP, such amounts are accounted for as non-exchange transactions and recognized as revenue when received or when an unconditional pledge is made and collection is reasonably assured.

Donations without donor-imposed conditions are recognized immediately as revenue. Conditional donations, where receipt depends on the occurrence of a specified future event, are deferred and recognized only when the conditions are substantially met. In-kind contributions, such as goods or services, are measured at fair value on the date received and recorded as both revenue and a corresponding expense or asset, depending on the nature of the contribution.

These donations are considered support for the Company’s operations and are presented separately from investor capital contributions in the financial statements.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

As of inception date May 5, 2026, the Company received funds from a sister entity under common ownership by the Company’s founders. These funds are not subject to repayment and have been recorded as a capital contribution within Members’ Equity. In accordance with ASC 850, Related Party Disclosures, the transaction has been identified as a related party transaction due to the common ownership structure.

Ripe! LLC
NOTES TO FINANCIAL STATEMENTS
AS OF MAY 5, 2026 (DATE OF INCEPTION)
(UNAUDITED)

NOTE 4 – MEMBERS' EQUITY

As of May 5, 2026, members' equity reflects the net effect of donations received, capital contributions made during the year, and operating expenses incurred during the Company's formation and development stage. No distributions have been declared or paid, and no additional capital contributions are currently committed.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is subject to certain contractual arrangements related to the financing of the film. Under Finance Contribution Agreements entered into with contributors, each contributor has committed $20,000 toward the production and completion of the film. These agreements provide contributors with the right to recoup their contributions, together with a contractual return, from the gross receipts of the film in accordance with a specified distribution "waterfall."

The waterfall establishes the following order of priority:

1) Payment of approved collection account manager fees and expenses, if applicable.

2) Payment of customary off-the-top costs, including guild residuals, royalties, sales agent fees and expenses, and certain marketing and festival costs, subject to agreed caps.

3) Allocation of a reserve to the Borrower for ongoing legal, accounting, and administrative expenses, subject to annual limits, followed by pro rata distributions to contributors until each has recouped 125% of their original contribution.

4) Thereafter, remaining net receipts are distributed among contributors and other equity participants based on agreed percentages.

These agreements represent contractual commitments of the Company and may give rise to contingent obligations depending on the level of gross receipts ultimately generated by the film. Management has disclosed these arrangements as commitments and contingencies due to their potential impact on future cash flows and equity allocations.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

On May 15, 2026, the Company established a new bank account with JPMorgan Chase Bank, N.A. and made an initial deposit of $2,100.

Management's Evaluation

Management has evaluated subsequent events through June 25, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.